Mail Stop 4561

August 2, 2007

Daniel R. Fishback
President and Chief Executive Officer
DemandTec, Inc.
One Circle Star Way, Suite 200
San Carlos, California 94070

Re: DemandTec, Inc.
Amendment No. 4 to Form S-1
Filed on July 25, 2007
File No. 333-143248

Dear Mr. Fishback:

We have reviewed your amended filing and have the following comment.

Legality Opinion

1. We note the statement indicating that counsel is "familiar with the proceedings proposed to be taken by you in connection with the sale and issuance of the Shares." We further note the statement that "upon completion of the proceedings being taken or contemplated to be taken prior to the sale of the Shares" the shares will ultimately be legally and validly issued, fully paid and non-assessable. Please outline the "proceedings" to which the opinion refers. To the extent there remain measures to be taken upon which the opinion is based in part, any such measures should be specifically and narrowly defined in the opinion. Please revise or advise.

Please feel free to contact Maryse Mills-Apenteng at 202-551-3457 with any questions or concerns. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

Daniel R. Fishback
DemandTec, Inc.
August 2, 2007
Page 2

cc: <u>Via facsimile: 650-463-5354</u>
        Robert V. Gunderson, Jr., Esq.
        Craig M. Schmitz, Esq.
        Matthew C. Bonner, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP